EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The Valspar Corporation for the registration of common stock, debt securities, and securities warrants and to the incorporation by reference therein of our reports dated January 9, 2007, with respect to the consolidated financial statements and schedule of The Valspar Corporation, The Valspar Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Valspar Corporation included in its Annual Report (Form 10-K) for the year ended October 27, 2006 filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota
April 11, 2007